Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS
Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1123-1

April 27, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-4631

Attention:	Kevin Stertzel Division of Corporation Finance

Dear Sirs:

Re:
China Runji Cement Inc.
Form 10-K/A2 for the Fiscal Year Ended August 31, 2010
Filed April 8, 2011
Form 10-Q for Fiscal Year Ended February 28, 2011
Filed April 19, 2011
Response Letter Dated April 8, 2011
File No. 0-51755

We are the solicitors for the Company.  We refer to your letter of April 22, 2011 addressed to the Company with your comments on the Company's Form 10-K/A2 for the fiscal year ended August 31, 2010, Form 10-Q for the fiscal year ended February 28, 2011 and our response letter dated April 8, 2011.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K/A2 for Fiscal Year Ended August 31, 2011

Form 10-Q for Fiscal Quarter Ended February 28, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Page | 2	CORPORATE AND SECURITIES LAWYERS

1.
We note your response to comment one in our letter dated March 14, 2011; however, based on your most recent Form 10-K amendment and Form 10-Q, we remain concerned that your discussion does not fully discuss and analyze the factors that led to the changes in various line items from period-to-period.  Accordingly, please expand your disclosure in future filings, as applicable, to fully address Item 303 of Regulation S-K.  In this regard, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations through management's eyes.  Please expand your disclosure to more fully discuss the causes for any material changes from period to period and any seasonal aspects that had a material effect on your financial condition and results of operation.  When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor.  You should also ensure that you are explaining the majority of increases or decreases in each line item.  For example, on page 7 of your Form 10-Q, it is unclear why the retail prices of cement increased and what impact, if any, the decrease of sales volume had on your revenues.  Please comply with this comment in future filings to separately quantify and describe the specific reasons for all material fluctuations between all periods presented wherever possible.

Response:  The Company confirms that it will comply with this comment in its future filings.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

Konrad Malik